NetWire LLC
Balance Sheet
(Unaudited)

	June 30, 2022
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Total current liabilities	$ 1,300,000
Commitments and contingencies	-
Common Units, no par value;10,000,000 units issued and outstanding	
Members' contributions	-
Accumulated deficit	(1,300,000)
Total members' equity	(1,300,000)
Total liabilities and members' equity	$ -